Todd Wade Direct: (404) 572-6694 Fax: (404) 420-0694 todd.wade@bryancave.com

July 14, 2010
VIA FEDEX AND EDGAR
Karen J. Garnett
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0303

Re:	United Investors Income Properties Preliminary Proxy Statement on Schedule 14A Filed July 2, 2010 File No. 000-17646
Dear Ms. Garnett:
     Thank you for your comment letter, dated July 9, 2010, issued by the staff of the Division of Corporation Finance with respect to the Schedule 14A referenced above with respect to United Investors Income Properties (the “Partnership”). On behalf of our client, United Investors Real Estate, Inc. (the “General Partner”), we have prepared this reply to the comment letter.
     For your convenience, we have copied the comment into this letter first and responded accordingly.
Plans Following the Sale, page 19
Comment 1:
We note that following the sale of the property, the partnership will be wound-up and dissolved. We also note that the proxy statement only solicits shareholders votes for the sale of the property. Please tell us why you are not soliciting shareholder approval for the dissolution of the Partnership. If dissolution of the partnership does require shareholder approval, please revise your proxy card to include it as a separate matter and amend the proxy statement to include the information required by Item 14 of Schedule 14A.
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Karen J. Garnett July 14, 2010 Page 2
Response 1:
Pursuant to the terms of the Partnership’s Limited Partnership Agreement, dated July 27, 1988 (the “Partnership Agreement”), the Partnership dissolves upon the first to occur of several events, one of which is the “sale of all the interests in real estate (including purchase money security interests) of the Partnership.” As described in the Schedule 14A, the Defoors Crossing Apartments is the last interest in real estate owned by the Partnership. Accordingly, upon its sale, the Partnership will be dissolved by the terms of the Partnership Agreement and with no further action by the Partnership’s limited partners.
To clarify the Schedule 14A, the General Partner proposes revising the 14A by adding the underlined language as follows:
“PLANS FOLLOWING THE SALE
Upon completion of the sale of the Property and after the payment of the transaction-related costs and other outstanding obligations, the Partnership will be dissolved and its affairs wound up pursuant to the terms of the Partnership Agreement and without any further action on the part of the Limited Partners. The Partnership will reserve approximately $110,000 from the proceeds of the sale of the Property to cover the administrative costs of operating the Partnership until such liquidation and dissolution, including management fees, taxes, the costs of audits, printing and mailing, and the preparation and filing of Partnership’s tax returns. See also “Federal Income Tax Consequences” for a discussion of the tax consequences of the sale of the Property and the liquidation of the Partnership.”
     We trust this response has addressed your concerns. Please do not hesitate to let us know of any additional questions or comments that the staff may have. Thank you.

Very truly yours,
/s/ M. Todd Wade
M. Todd Wade

MTW/lsm
cc: Derek McCandless, Esq.